ITC Holdings Corp.
First Quarter 2012 Investor Call
April 25, 2012
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

Safe Harbor Language & Legal Disclosure

This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i)
risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and
(E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of  ITC common stock and
TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions.  ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box
61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its Annual Report on Form 10-K filed with the SEC, and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC. Information about the directors and executive officers of ITC may be found in its Annual Report on Form 10-K filed with the SEC, and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC.

Strong operational and financial performance in the first quarter
Relatively mild winter conditions contributed to solid system performance
No meaningful impact from severe weather events
Five-year capital plan remains on track with significant ramp up in capital investments in 2012
Significant milestone with Thumb Loop project in selecting contractor, M.J. Electric, to build first 62 miles
Awarded through competitive bid process; highlights the strengths of our strategic alliances
Development plans also on track as evidenced by MISO approval of MVP’s and recently announced expanded partnership agreement with Sunflower / Mid-Kansas
Recent regulatory policy continues to support transmission expansion
FERC issued an order reaffirming PJM’s use of postage stamp cost allocation for facilities
500kv+
In response to 7th Circuit court decision remanding FERC’s initial order
March order demonstrates strong support by FERC for broad-based cost allocation for certain transmission facilities
First Quarter 2012
STAND-ALONE OPERATING PLAN UPDATES

NORTH DAKOTA
MINNESOTA
WISCONSIN
SOUTH DAKOTA
MICHIGAN
NEBRASKA
IOWA
ILLINOIS
INDIANA
KANSAS
MISSOURI
OKLAHOMA
ARKANSAS
MISSISSIPPI
TEXAS
LOUISIANA
ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

Entergy Transaction Update
STATUS UPDATE / TIMELINE
Outreach efforts with key stakeholders on-
going; in process of preparing and refining
regulatory applications and testimony:
Expect to finalize and initiate a sequenced
filing schedule beginning mid-summer for
both retail jurisdictions and FERC
Other required approvals include ITC
shareholder approval, pre-merger
notification under Hart Scott Rodino Act
and receipt of IRS private letter ruling
Anticipated timeline for these activities
expected to allow for closing in 2013, as initially
contemplated
FERC conditionally approved MISO and its
transmission owners’ proposal to establish a
transition period for the integration of Entergy
Entergy currently in process of seeking
approvals from its retail regulators to join
MISO
Transaction agreements contingent on
Entergy receiving approval to join an
acceptable RTO

•
Key operating earnings drivers
–
Higher net income due to higher rate base and AFUDC at our operating companies
–
Partially offset by:
Lower revenues associated with the amortization of the ITCTransmission rate freeze revenue deferral which expired in May 2011 and
Lower G&A expenses in first quarter of 2011 due to recognition of a regulatory asset associated with the Kansas V-Plan Project, which did not reoccur in first quarter 2012
First Quarter 2012 Financial Results
EARNINGS & DRIVERS
Reported Diluted EPS $ 0.88               $ 0.81             $ 0.07
THREE MONTHS ENDED
MARCH 31,
2012 2011
Operating Diluted EPS* $ 0.93               $ 0.81             $ 0.12
Pre-Tax Entergy Transaction Expenses            $ 0.08              N/A             $ 0.08
Income Taxes on Adjustments ($ 0.03)                N/A             ($ 0.03)

Increase /
(Decrease)
*
Non-GAAP measure, reconciliation of reported net income to operating earnings provided on slide 12

•
Continued success in executing capital
investment plans remains primary
driver of financial performance
•
Invested $203.0 million in capital
projects at operating companies in
the three month period ended March
31, 2012
•
Relatively mild weather this winter
allowed for strong start on our capital
plans for 2012, positions us well to
meet our overall goals and objectives
for the full year
Financial Results
CAPITAL INVESTMENTS

ITCTransmission
$ 41.1
METC 39.8
ITC Midwest 92.4
ITC Great Plains 29.7
TOTAL $ 203.0
FIRST QUARTER 2012 - CAPITAL INVESTMENTS

Financial Results
2012 GUIDANCE
•
Reaffirming 2012 operating EPS guidance of $3.90 to $4.05, which excludes expenses associated with the Entergy transaction
•
Also reaffirming 2012 capital investment guidance of $730 to $830 million

ITCTransmission
$ 185 - $ 210
METC 155 - 180
ITC Midwest 295 - 325
ITC Great Plains 95 - 115
TOTAL $ 730 - $ 830
2012 GUIDANCE - CAPITAL INVESTMENTS

Financing activities for remainder of 2012:
Refinancing of ITC Midwest revolvers in first half of 2012
Additional fixed debt at ITC Holdings and METC in the second half of 2012
Liquidity position remains quite robust; continues to be supported by revolving credit facility capacity
Financial Results
CAPITALIZATION & LIQUIDITY

Total
Revolver
Capacity
Revolver
Capacity
Outstanding
Undrawn
Revolver
Capacity
ITC Holdings $ 200.0      $  101.5 $  98.5
ITCTransmission
100.0 31.8 68.2
METC 100.0 46.7 53.3
ITC Midwest 116.0                      24.5 91.5
ITC Great Plains 150.0 70.3 79.7
TOTAL $ 666.0 $ 274.8     $ 391.2
Cash on Hand 23.1
TOTAL LIQUIDITY $ 414.3

MICHIGAN

NEBRASKA
KANSAS

KANSAS
OKLAHOMA
TEXAS

OKLAHOMA
ARKANSAS
Hugo
Valliant

Project	Thumb Loop	KETA	Kansas V-Plan	Hugo to Valliant	MVP Projects
Description					
Estimated Cost					
2012 Activity					
Expected In-Service Dates					

ITC

Five-Year Capital Plan
KEY PROJECT HIGHLIGHTS
200 mile, 345kV line; ITC’s
portion is ~120 miles
~$300 million
140 mile, 345kV line; four
new substations
~$510 million
Received siting approval
in February 2011;
commencing construction
on first 62 miles, ROW
acquisition remains
underway as well
Phase 1 in late 2013 and
Phase 2 in 2015
225 mile, 345kV line; ITC’s
portion is ~174 miles
~$160 million
Completed ROW acquisition
in early 2011, project well
into construction
Phase 1 mid-2012, Phase 2
Late 2012
Received siting approval in
July 2011; pre-construction
activities / ROW
acquisition underway
Late 2014
18 miles, 345kV line and new
substation
~$37 million
Project construction close to
completion
Mid-2012
Portions of  four MVP projects
located within Iowa, Minnesota,
Wisconsin & Missouri
In excess of $600 million
Received MISO approval in
December 2011, next steps
include routing studies to
support siting applications
To Be Determined

Questions? 11

Reported Net Income $ 46,051           $ 42,002               $ 4,049
THREE MONTHS ENDED
MARCH 31,
2012 2011
Operating Earnings* $ 48,580           $ 42,002             $ 6,578
Pre-Tax Entergy Transaction Expenses                 3,863          N/A                     3,863
Income Taxes on Adjustments (1,334)                 N/A                  (1,334)
Increase /
(Decrease)
Non-GAAP Measures
NET INCOME RECONCILIATION
($ in Thousands)
* Non-GAAP measure